5301 LEGACY DRIVE PLANO TX 75024-3109 PO BOX 869077 PLANO TX 75086-9077 PHONE: (972) 673-7000

Wayne R. Lewis
VP & Assistant General Counsel

April 20, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Dr Pepper Snapple Group, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 22, 2012

File No. 001-33829

Dear Ms. Jenkins:

This letter confirms the receipt by Dr Pepper Snapple Group, Inc. (the “Company”) of the comments provided by the staff of the Securities and Exchange Commission in its comment letter dated April 19, 2012 (the “Comment Letter”) and is also in confirmation of the agreement by Craig Arakawa of Corporation Finance in a telephone conference this morning.

The persons responsible for reviewing and developing the responses to this Comment Letter are the same persons responsible for preparing the Form 10-Q for the first quarter ended March 31, 2012.  Because of their involvement in the Form 10-Q process and in order to prepare and complete the internal and external review of those responses, the Company will need more than 10 business days to respond to the Comment Letter.  The Company will provide a response to the Comment Letter not later than May 18, 2012.

If you have any questions or comments regarding this letter, please contact the undersigned at 972-673-7376 or Marty Ellen at 972-673-4685.

DR PEPPER SNAPPLE GROUP, INC.

/s/ Wayne R. Lewis
Wayne R. Lewis
Vice President
and Assistant General Counsel

cc                  Marty Ellen, Executive Vice President